UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

[NOTICE: This Notice of Resolution is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

June 27, 2025

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 20th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC. Hironori Kamezawa Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 20th Fiscal Year (from April 1, 2024 to March 31, 2025), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee was made.

Matters Resolved:

<Proposal by the Company (from First Item of Business to Second Item of Business)>

First Item of Business	Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2024 was decided at ¥39.0 per share (which, together with the interim dividend, resulted in the annual dividend being ¥64.0 per share for the fiscal year 2024), and the date of its payment was decided to be June 30, 2025.

Second Item of Business	Election of 16 (sixteen) Directors

This item was approved and resolved as originally proposed. Mses. Keiko Honda, Satoko Kuwabara and Mari Elka Pangestu and Messrs. Hirofumi Nomoto, Hiroshi Shimizu, David Sneider, Koichi Tsuji, Ryoichi Shinke, Kanetsugu Mike, Hironori Kamezawa, Junichi Hanzawa and Makoto Kobayashi were reelected and reappointed as Directors, and Ms. Miyuki Suzuki and Messrs. Teruhisa Ueda, Takayuki Yasuda and Hiroshi Kubota were newly elected and appointed as Directors.

Mses. Keiko Honda, Satoko Kuwabara, Mari Elka Pangestu and Miyuki Suzuki and Messrs. Hirofumi Nomoto, Hiroshi Shimizu, David Sneider, Koichi Tsuji and Teruhisa Ueda are the Outside Directors set out in Article 2, Item 15 of the Companies Act.

<Proposal by Shareholders (from Third Item of Business to Ninth Item of Business)>

Third Item of Business	Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by Audit & Supervisory Board)

Fourth Item of Business	Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients’ climate change transition plans)

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Responsible Contribution to the Japanese Capital Market)

Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Company Name)

Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Code of Conduct for Officers and Employees)

Eighth Item of Business	Acquisition of Treasury Stock (Trigger Setting)

Ninth Item of Business	Election of Outside Directors

All of the above seven items were disapproved.

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